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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-111306

Prospectus

ALLOS THERAPEUTICS, INC.

5,172,412 Shares of Common Stock
1,706,893 Shares of Common Stock Issuable Upon Exercise of Warrants

        This prospectus covers the offer and sale by the selling stockholders identified in this prospectus of up to 5,172,412 shares of common stock, $.001 par value, of Allos Therapeutics, Inc., and up to 1,706,893 shares of common stock issuable upon the exercise of warrants to purchase common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        Our common stock is listed on Nasdaq National Market under the symbol "ALTH." On December 17, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $3.04 per share.

        The selling stockholders may sell the shares described in this prospectus in a number of different ways and at varying prices. See "Plan of Distribution" on page 29 for more information about how the selling stockholders may sell their shares.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 16.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2004.

        This prospectus is part of a registration statement filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer and sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstance, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

        Allos Therapeutics, Inc., the Allos Therapeutics, Inc. logo, and all other Allos names are trademarks of Allos Therapeutics, Inc. in the U.S. and in other selected countries. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

        Unless the context requires otherwise, references in this report to Allos," the "Company," "we," "us," and "our" refer to Allos Therapeutics, Inc.

i

THE COMPANY

        This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors appearing under "Risk Factors" and elsewhere in this prospectus.

Overview

        Allos Therapeutics, Inc. is a biopharmaceutical company that is focused on developing and commercializing innovative small molecule drugs for improving cancer treatments. Small molecule drugs, in general, are non-protein products produced by chemical synthesis rather than biological methods. We strive to develop drugs that improve the treatment of cancer and enhance the power of current therapies. Our goal is to build a profitable company by generating income from products we develop and commercialize, either alone or together with one or more potential strategic partners. Our focus is on product opportunities that build on our internal clinical development and regulatory expertise and address important medical markets. We endeavor to grow our existing portfolio of oncology product candidates through further clinical development of current small molecules and ongoing product acquisition and in-licensing efforts.

        We have two product candidates that are currently under development, RSR13 (efaproxiral) and PDX.

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  RSR13 is the first synthetic small molecule designed to "sensitize" hypoxic (oxygen-deprived) areas of tumors prior to radiation therapy by facilitating the release of oxygen from hemoglobin, the oxygen-carrying protein contained within red blood cells, and increasing the level of oxygen in tumors. The presence of oxygen in tumors is an essential element for the effectiveness of radiation therapy. By increasing tumor oxygenation, RSR13 has the potential to enhance the efficacy of standard radiation therapy.

    We have completed a pivotal randomized Phase 3 trial of RSR13 plus radiation therapy in 538 patients with brain metastases. Based on the findings from this study, we recently submitted a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, for approval to market RSR13 as an adjunct to whole brain radiation therapy for the treatment of brain metastases originating from breast cancer. The FDA has granted Fast Track Product designation for RSR13. We have also demonstrated in Phase 2 clinical trials that RSR13 significantly improves the efficacy of radiation therapy for treating glioblastoma multiforme, or GBM, a highly aggressive form of primary brain cancer, and non-small cell lung cancer, or NSCLC. We currently are evaluating or plan to evaluate RSR13 in many other tumor types and clinical situations requiring radiation therapy, such as NSCLC, cervical, esophageal and head and neck cancers.

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  PDX (10-propargyl-10-deazaaminopterin) is an injectable small molecule chemotherapeutic agent that has a superior potency and toxicity profile relative to methotrexate and other related dihydrofolate reductase, or DHFR, inhibitors. Drugs that inhibit DHFR, such as methotrexate, were among the first chemotherapeutic agents discovered. Methotrexate remains one of the most widely applied chemotherapy drugs and is used to treat breast, bladder and head and neck cancers, leukemias and other cancers.

    PDX is the subject of several published articles and studies, the latest of which is a Phase 2 study of PDX as a single agent in 39 pretreated patients with advanced-stage non-small cell lung cancer. Current clinical trials include a single-agent study in non-Hodgkin's lymphoma (Phase 1-2), mesothelioma (Phase 2), and a combination study with docetaxel in NSCLC patients (Phase 1).

Current Cancer Therapies

        According to an independent healthcare research company, the worldwide oncology drug market was estimated at approximately $25 billion in 2003. Despite the enormous effort undertaken by the pharmaceutical industry to develop oncology products, cancer remains the second leading cause of death in the United States and remains a largely unmet medical need. Over 1.3 million new cases of cancer are diagnosed each year in the United States, and approximately 556,000 patients die each year of cancer.

        The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size and location of the tumor and extent to which the tumor has spread. Effective therapy must eliminate or control the growth of the cancer both at its site of origin and at sites of metastases. Treatment options may include a combination of surgery, radiation therapy, chemotherapy, hormone therapy and immunotherapy.

        Radiation therapy is the principal non-surgical means of treating malignant tumors in patients with cancer. Currently more than half of all cancer patients receive radiation therapy at some point during their cancer treatment. The estimated 750,000 cancer patients who receive radiation therapy annually are approximately twice the number of cancer patients who are treated with chemotherapy. Radiation therapy is used to cure certain cancers, to control local tumor invasion and thus prolong life, and to treat symptomatic problems in patients who are expected to die of their cancer. Although radiation therapy can be effective in treating certain types of cancer, an unmet medical need exists for products that can increase the effectiveness of radiation therapy.

        Chemotherapy involves using chemical agents to help control or prevent the growth of cancerous tumors, while attempting to limit the damage to normal cells. Chemotherapy is useful in fighting cancer that has spread to other parts of the body and cannot be easily detected or treated with surgery or radiation therapy. In this way, chemotherapy is different from local treatments such as surgery or radiation therapy, which target only specific areas of the body. Chemotherapy can be used in combination with surgery and/or radiation.

Our Business Strategy

        Our goal is to become a profitable biopharmaceutical development and marketing company that generates significant cash flow. The key elements of our business strategy are to:

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  Obtain regulatory approval to market RSR13.  We are currently focused on obtaining regulatory approval in the U.S. and Europe to market RSR13 as an adjunct to radiation therapy for the treatment of brain metastases from breast cancer. We are also actively developing RSR13 in combination with radiation therapy in several other indications, including cervical cancer and NSCLC.

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  Develop PDX.  We plan to evaluate PDX for oncology as a novel chemotherapeutic and in combination with other therapies. PDX will also be evaluated in other therapeutic indications where methotrexate is used.

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  In-license or acquire complementary products, technologies or companies.  We seek opportunities to expand our product portfolio strategy by identifying and evaluating potential compounds and technologies developed by third parties that we believe enhance our current oncology portfolio.

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  Develop sales and marketing and manufacturing capabilities.  We currently retain exclusive, worldwide commercial rights to RSR13 and PDX for all target indications. We intend to develop sales and marketing capabilities, either internally or through contract relationships or strategic collaborations. We also intend to develop pre-launch and commercial-scale production capabilities through agreements with contract manufacturers.

Our Product Candidates

        The following table below summarizes the target indications and status of our product candidates in clinical development.

Product Candidate	Target Indications	Clinical Program Status
RSR13 (efaproxiral)
Radiation Sensitizer	Brain metastases from breast cancer	NDA submitted
	Non-small cell lung cancer with sequential chemotherapy	Phase 2
	Non-small cell lung cancer with concurrent chemotherapy	Phase 1/2
	Glioblastoma multiforme	Phase 2 complete
	Cervical cancer	Phase 1/2
	Breast cancer, head and neck cancer, pancreatic cancer	Planned Phase 1/2
Chemotherapy Enhancer	Recurrent glioblastoma multiforme	Phase 1b/2
PDX
Chemotherapy	Non-small cell lung cancer	Phase 2
	Mesothelioma	Phase 2
	Non-Hodgkin's lymphoma	Phase 1

RSR13 (efaproxiral)

RSR13 as a Radiation Sensitizer

        RSR13 is a synthetic small molecule being developed for use as an adjunct to radiation therapy in the treatment of cancer. Over 700 patients have been treated with RSR13 and radiation therapy in nine clinical trials. The results have shown that RSR13 is generally well tolerated and has an acceptable safety profile for use in cancer patients.

  Scientific Rationale

        Oxygen is indispensable to all human tissues. It is transported through the body by hemoglobin; a protein contained within red blood cells, and is consumed in the production of energy for sustaining life. When hemoglobin returns to the lungs, it replenishes its store of oxygen for its next round trip through the body.

        Although oxygen is ordinarily vital for life, in some instances, energized forms of oxygen, called oxygen radicals, can be toxic to cells. For example, during radiation therapy for cancer, radiation-induced oxygen radicals contribute to the death of cells in the tumor. Therapies that increase oxygen levels in tumors at the time of radiation can therefore enhance the effectiveness of radiation therapy in killing tumor cells.

        Radiation therapy works well at the periphery of tumors where cells are small in number and well oxygenated. However, radiation therapy is less effective in the center of the tumor where there is a large volume of tumor cells, often under hypoxic, or oxygen-deprived, conditions. Tumors become hypoxic because they have a poorly regulated blood supply caused by the disorganized growth of new blood vessels into the tumor. In most tumors studied, 10 to 20 percent of the tumor cells are hypoxic. While hypoxia is deadly to most cells, cancer cells undergo genetic and adaptive changes that allow them to survive and even proliferate in a hypoxic environment.

        The body has developed certain natural responses to mitigate or reverse the damage of some forms of hypoxia. For example, when the body is subjected to acute hypoxia, such as during acute blood loss, several highly predictable responses occur. Initially, the body increases the rate of breathing to more fully oxygenate the blood as it passes through the lungs. The body also attempts to improve blood flow by increasing the rate and force of cardiac contractions. Subsequently, the red blood cells produce increased amounts of 2,3-diphosphoglycerate, or 2,3-DPG, a naturally occurring small molecule that chemically decreases the oxygen binding affinity of hemoglobin, thereby making more oxygen available to tumor tissues. By emulating and amplifying the body's natural response to acute hypoxia, we believe RSR13 has the potential to treat a variety of diseases and clinical conditions caused by tissue hypoxia.

        Small molecules can be used to modify a protein's function by altering the protein's three-dimensional structure. Known as allosteric modification, a small molecule drug alters a protein's three-dimensional structure by binding to the protein at a site different from the protein's active site. This change in conformational structure affects the binding affinity of the protein for the molecules that normally bind to its active site. The ability of a drug to increase or decrease this affinity can have important clinical implications.

        Our lead compound, RSR13, binds in the central water cavity of the hemoglobin tetramer and decreases hemoglobin-oxygen binding affinity, which is reflected as an increase in p50 (i.e., the partial pressure of oxygen that results in 50 percent hemoglobin saturation). By this action, RSR13 facilitates the release of oxygen from hemoglobin and increases the level of oxygen in tumors.

        Unlike existing drugs and other attempts to enhance the effectiveness of radiation therapy, the radiation-enhancing effect of RSR13 is not dependent on its direct diffusion into the cancerous tumor. Instead, RSR13 works by increasing oxygen uptake within the tumor. It is the oxygen, and not RSR13, which diffuses across the cancer cell membranes to oxygenate the tumors. This is particularly important in the case of primary or metastatic brain tumors, where the blood brain barrier acts to exclude or impede the entry of most chemical agents into the brain tissue.

        RSR13 is administered in an outpatient setting and has several distinguishing characteristics that make it well suited as a radiation sensitizer:

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  RSR13 is not cytotoxic;

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  RSR13 stays in the bloodstream bound to hemoglobin;

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  RSR13 does not need to cross the blood-brain barrier to be effective; and

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  RSR13 has a rapid onset of action and a short half-life.

  RSR13 and Whole Brain Radiation Therapy in the Treatment of Brain Metastases

        Whole brain radiation therapy (WBRT) for the treatment of brain metastases is administered to approximately 175,000 patients per year in the United States and is intended to prevent or reduce complications and increase survival. Cancers that metastasize to the brain most often originate in the breast, lungs, kidneys or melanomas in the skin. Breast cancer is the second most common cause of brain metastases after lung cancer, accounting for 14% to 20% of the total incidence of brain metastases. The median survival of patients with brain metastases who receive WBRT is about four-to-six months. A patient's survival time can vary depending on various clinical factors such as age, general health, whether the primary cancer is controlled and the extent of cancer metastases to other regions in the body. Approximately 40% to 50% of patients with brain metastases die from disease progression in the brain, and the remainder die from disease progression in other regions in the body. Although WBRT is the primary therapy for these patients, the effectiveness of WBRT may be limited by tumor hypoxia, which has been shown to decrease radiation sensitivity of solid tumors and their metastases. As a result, we believe the addition of RSR13 to WBRT may decrease tumor hypoxia and improve the radiation sensitivity of solid tumors leading to improved patient outcomes.

        In February 2000, we initiated a randomized, open label Phase 3 clinical trial, called REACH, designed to demonstrate that RSR13 is safe and effective for treating patients with brain metastases resulting from heterogeneous primary tumor types, i.e., breast, NSCLC, melanoma. The study enrolled 538 patients and compared the efficacy and safety of RSR13 plus WBRT and supplemental oxygen versus WBRT plus supplemental oxygen in patients with brain metastases.

        In April 2003, we announced the preliminary results from the REACH trial. The survival benefit observed did not achieve statistical significance in either of the pre-specified intent-to-treat groups. However, the results demonstrated a statistically significant survival benefit in patients with brain metastases from breast cancer. For these patients, the addition of RSR13 to radiation therapy nearly doubled the median survival rate. Patients receiving RSR13 plus WBRT achieved a median survival of 8.67 months versus 4.57 months when receiving WBRT alone. Patients who were treated with RSR13 plus WBRT also achieved a higher response rate in the brain than the control group (71.7% versus 49.1%). Overall, patients with brain metastases from breast cancer experienced a 51% reduction in risk of death when administered RSR13. Risk of death is the relative reduction in death at any time point between the control arm and the RSR13 arm. A statistically significant stable or improvement in quality of life was observed in patients receiving RSR13. In general, patients experienced minimal serious adverse events with the most common being hypoxemia, which is dose-dependent and effectively managed with supplemental oxygen.

        Based on the findings from this study, we submitted an NDA to the FDA for approval to market RSR13 as an adjunct to WBRT for the treatment of brain metastases from breast cancer. Over 200,000 women annually are diagnosed with breast cancer in the U.S. Breast cancer is the second most common cause of brain metastases after lung cancer, accounting for 14% to 20% of the total incidence of brain metastases. The FDA granted Fast Track Product designation for RSR13 in November 2000. Designation as a Fast Track Product, under the FDA Modernization Act of 1997, means that the FDA will facilitate the development and expedite the review of a drug if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition. We also intend to submit a MAA in Europe for approval to market RSR13 in this indication in the first quarter of 2004.

  RSR13 and Thoracic Radiation Therapy in the Treatment of Non-Small Cell Lung Cancer (NSCLC)

        NSCLC is the most common type of lung cancer and occurs in approximately 170,000 patients per year in the United States. NSCLC accounts for almost 80% of lung cancer cases. We are currently evaluating RSR13 as a radiation sensitizer for the treatment of patients with locally advanced, unresectable NSCLC, also known as Stage III NSCLC. Radiation therapy for treatment of Stage III NSCLC is administered to approximately 40,000 patients per year in the United States and is intended to prevent or reduce complications and control local tumor growth in the chest. The median survival time of patients with Stage III NSCLC is approximately nine to twelve months.

        In November 2000, we completed a 52-patient, open-label, multi-center, Phase 2 clinical trial of induction chemotherapy followed by chest radiation therapy in combination with RSR13 for stage IIIA/IIIB NSCLC. The two year follow up results showed a median survival rate of 20.6 months, a one year survival rate of 67% and a two year survival rate of 37%. Analyzing the response data from patients receiving RSR13 plus radiation therapy demonstrated an overall response rate of 89%, with 80% partial responses and 9% complete responses. The results of this trial were first presented at the May 2001 Annual Meeting of the American Society of Clinical Oncology (ASCO) and most recently at the European Society for Therapeutics Radiology and Oncology (ESTRO) in September 2002.

        In January 2003, we initiated a Phase 3 clinical trial of induction chemotherapy followed by chest radiation therapy with or without RSR13 for stage IIIA/IIIB NSCLC. In June 2003, we implemented expense reduction measures and terminated this trial as a result of a re-prioritization of our clinical programs. We intend to initiate a Phase 1/2 clinical trial in patients with locally advanced NSCLC receiving concurrent chemoradiotherapy (chemotherapy and radiation therapy administered at the same time) in combination with RSR13 in early 2004. Treatment of these patients with concurrent chemoradiotherapy is a more accepted treatment regimen within the U.S. than induction chemotherapy followed by chest radiation therapy.

  RSR13 and Whole Brain Radiation Therapy in the Treatment of Glioblastoma Multiforme (GBM)

        GBM is a deadly form of primary brain cancer. This condition occurs in approximately 11,000 patients per year in the United States. The median survival time of patients with GBM is approximately nine to ten months. Radiation therapy is administered to most patients with GBM and is intended to prevent or reduce complications and improve survival time.

        We have completed three clinical studies of RSR13 in GBM. We collaborated with the National Cancer Institute, or NCI, sponsored New Approaches to Brain Tumor Therapy, or NABTT, Consortium on Phase 1b and Phase 2 clinical trials of RSR13 in patients with GBM. The trials were initiated in February 1998 and completed in March 1999. Based on a 19-patient Phase 1b study, which showed RSR13 was safe and well tolerated, the NABTT Consortium conducted a 50-patient, multi-center, Phase 2 study of RSR13 combined with a standard six-week course of cranial radiation therapy in newly diagnosed GBM patients. The RSR13-treated patients demonstrated an overall survival time of 12.3 months compared to 9.7 months for the NABTT historical control group. The survival rate of RSR13-treated patients at 6 months, 12 months and 18 months were 86%, 54% and 22% versus 72%, 35% and 6% for the NABTT control group. A 67-patient, multi-center, Phase 2 companion trial of RSR13 and cranial radiation therapy in newly diagnosed GBM patients was conducted from April 1998 to May 1999. The trial was comparable in design and methods to the NABTT Phase 2 trial. RSR13 was demonstrated to be efficacious, safe and well tolerated and may improve the median survival rate of patients with GBM.

        Although we have concurrence from the FDA to proceed with a Phase 3 trial of RSR13 in patients receiving radiation therapy for the treatment of GBM, we do not intend to conduct additional clinical studies in this indication at this time.

  RSR13 and Standard Radiation Therapy in the Treatment of Cervical Cancer

        Cervical cancer is the third most common form of cancer in women and is the second leading cause of cancer related deaths in women worldwide. Each year, more than 190,000 women die of cervical cancer. Surgery and radiation therapy are the primary modes of therapy for patients with advanced cervical cancer.

        In August 2002, we initiated a Phase 1/2 clinical trial of RSR13 for patients with locally advanced cancer of the cervix receiving concurrent chemoradiotherapy. This clinical trial is an open-label, multi-center study of RSR13 administered to patients receiving a course of weekly cisplatin with a combination of external beam and intracavitary radiation therapy for locally advanced carcinoma of the cervix. The purpose of the Phase 1 portion of the study is to assess the safety and tolerance of escalating doses of RSR13 in this combination and to determine the maximum tolerated dose (MTD) of RSR13 in patients with cervical cancer. The objective of the Phase 2 portion is to further evaluate the safety profile and to assess the efficacy of RSR13 at the MTD in combination with cisplatin and radiation therapy determined by the progression rate at two years. The trial is expected to take approximately two years to complete enrollment.

RSR13 as a Chemotherapy Enhancer

        As with radiation therapy, certain types of chemotherapy drugs require the presence of oxygen for optimal cytotoxic effects on cancer cells. Thus, stimulating oxygen release from hemoglobin to hypoxic tumor tissue, by the administration of RSR13, may also enhance the beneficial effects of certain types of chemotherapy.

        We have conducted preclinical studies that suggest RSR13, when used in conjunction with certain chemotherapy agents, may enhance the effects of chemotherapy. Based on these results, in December 2000, we initiated a Phase 1/2 study evaluating the safety and efficacy of RSR13 administered with BCNU (carmustine) chemotherapy for the treatment of recurrent malignant glioma, a type of primary brain cancer. This study is an ongoing, nonrandomized, open-label, multi-center study of escalating doses of RSR13 given with a fixed dose of BCNU to patients with recurring glioma. The NCI-sponsored NABTT Consortium is conducting the study.

RSR13 in Non-Oncology Indications

        We believe RSR13 can also be used to treat many other diseases and clinical conditions where tissue hypoxia is a factor. For example, patients undergoing non-cardiac surgery who have chronic medical conditions, such as coronary artery disease, diabetes and hypertension, complications resulting from tissue hypoxia can be as high as 20%. By inducing hemoglobin to release a greater amount of oxygen during surgery, we believe RSR13 can help mitigate tissue hypoxia resulting from decreased oxygen carrying capacity, decreased blood flow, and, in the case of cardiopulmonary bypass surgery, or CPB, decreased body temperature. Based on preclinical studies of RSR13 in CPB and a successful Phase 1b study in elective surgery patients, we conducted a randomized 30-patient Phase 2 clinical trial of RSR13 in patients undergoing CPB for first time coronary artery bypass grafting. This study demonstrated that RSR13 can be safely given during CPB and provided preliminary evidence of a protective effect on heart function.

        We also believe that RSR13 could play a beneficial role in the treatment of patients with acute coronary syndrome and stroke. Preclinical studies led to an initial Phase 1b safety study, which demonstrated that RSR13 was safe and well tolerated in patients with chronic angina.

        We currently anticipate that development of RSR13 for these or any other non-oncology indications would be in cooperation with a corporate partner.

Manufacturing

        We have entered into arrangements with two third-party manufacturers for the supply of RSR13 bulk drug substance, efaproxiral sodium, and a third for the formulated drug product. This enables us to minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities and expertise.

        Hovione FarmaCiencia SA, (Hovione) is our primary supplier of efaproxiral sodium. Hovione operates under current GMP and is an established contract manufacturer with experience in manufacturing bulk drug substances for use in injectable formulations. Hovione successfully validated the process for efaproxiral sodium in 2001. Under the terms of our contract, Hovione is committed to manufacture sufficient quantities to support commercial scale manufacturing for both pre-commercialization and post-commercialization phases of production. In addition, we have successfully transferred the process to a second manufacturer Raylo Chemicals Inc. (a division of Degussa located in Edmonton, Alberta), and demonstrated the ruggedness and reliability of the process. Both of these suppliers are in good standing with the FDA, having passed recent inspections.

        After manufacture, efaproxiral sodium is formulated under contract for us into the drug product, efaproxiral injection. Akorn, Inc. in Decatur, IL, manufactured our formulated drug product for our clinical trials. Akorn specializes in parenteral products and manufactured the first NDA stability batches. Because efaproxiral injection is a large volume parenteral with relatively high projected annual units, we have identified a manufacturer with greater capacity. In December 2003, we entered into a long-term development and supply agreement with Baxter Healthcare for commercial manufacture of efaproxiral injection and development of a flexible container. Baxter Healthcare has significant experience in manufacturing large volume injectables. In addition, we are also seeking to establish an alternate supplier of formulated drug product.

Sales and Marketing

        If and when we obtain FDA approval, we intend to commercialize RSR13 by building a focused sales and marketing organization complemented by co-promotion arrangements with pharmaceutical or biotechnology partners. Our sales and marketing strategy is to:

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  Build a direct U.S. sales force.  We believe that a relatively small sales force could effectively reach the oncologists and medical institutions that treat the majority of patients with brain metastases. We intend to build this sales force ourselves.

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  Build a marketing organization.  We plan to build a marketing and sales management organization to develop and implement product plans and support our sales force.

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  Establish co-promotion alliances.  We intend to enter into co-promotion arrangements with larger pharmaceutical or biotechnology firms when necessary to reach larger markets than would be possible with our own sales force and markets outside the U.S.

PDX

        In December 2002, we obtained an exclusive worldwide license from Memorial Sloan-Kettering Cancer Center (MSKCC), SRI International and Southern Research Institute to intellectual property covering a novel, small molecule cytotoxic injectable anti-folate identified as PDX. PDX (10-propargyl-10-deazaaminopterin) is an injectable small molecule cytotoxic agent that has a superior potency and toxicity profile relative to methotrexate and other related DHFR inhibitors. Drugs that inhibit DHFR, such as methotrexate, were among the first chemotherapeutic agents discovered. We believe PDX is a more effective permeant and substrate for the folate transporter (RFC-1) and the enzyme FPGS than methotrexate, resulting in increased intracellular accumulation of polyglutamylated metabolites. Due to its unique toxicity profile, PDX has the potential to be delivered in combination therapy regimens.

        Methotrexate has been available for use in the treatment of cancer for over 35 years. During this time it has been used in the treatment of NSCLC, non-Hodgkin's lymphoma (NHL), head and neck cancer and breast cancer. We believe PDX has the potential to be used in the treatment of several tumor types.

Scientific Rationale

        The antimetabolites are a group of low-molecular weight compounds that exert their effect by virtue of their structural or functional similarity to naturally occurring molecules involved in nucleic acid (DNA) synthesis. Because the cell mistakes them for a normal metabolite, they either inhibit critical enzymes involved in DNA synthesis or become incorporated into the nucleic acid, producing incorrect codes. Both mechanisms result in inhibition of DNA synthesis and ultimately, cell death. Because of their primary effect on DNA synthesis, the antimetabolites are most effective against actively dividing cells and largely cell cycle phase specific. There are three classes of antimetabolites; purine analogs, pyrimidine analogs and folic acid analogs, also termed antifolates. PDX, like methotrexate, is a folic acid analog.

        The selectivity of methotrexate for tumor cells involves its conversion to a polyglutamated form by the enzyme folypolyglutamyl synthetase (FPGS). Polyglutamation is a time and concentration dependant process that occurs in tumor cells, and to a lesser extent, normal tissues. The selective activity in malignant cells versus normal cells likely is due to the relative difference in polyglutamate formation. Polyglutamated metabolites have prolonged intracellular half-life, increased duration of drug action and are potent inhibitors of several folate-dependent enzymes, including DHFR. Up to 80% of methotrexate found in malignant tissues has been converted to polyglutamated metabolites. This action results in depletion of intracellular reduced folate pools needed for purine and thymidine biosynthesis, ultimately resulting in cell death.

PDX in the treatment of NSCLC

        NSCLC accounts for about 80% of all lung cancers and will afflict approximately 166,000 patients in 2010. Over the last decade, oncologists have begun treating advanced NSCLC patients more aggressively, typically administering a potent combination of Taxol® and Paraplatin®. Other drugs used in this setting include Gemzar®, Navelbine®, Taxotere® and cisplatin. Despite aggressive therapy, the expected survival of patients with NSCLC is only 8-10 months. The one-year survival rate is approximately 40%.

        A Phase 2 trial of PDX as a single agent for the second-line treatment of NSCLC was completed in 2001. The study enrolled 39 patients with Stage IIIB or IV NSCLC who had either progressed after initial response or had stable disease to one previous chemotherapy regimen (92%) or had no previous chemotherapy (8%). Results showed a median survival time of 13.5 months, with one and two-years survival rates of 56% and 36%, respectively. Ten percent of the patients treated with PDX had confirmed durable responses and 31% had stable disease. The response rate and symptomatic benefit are comparable to docetaxel (Taxotere®), the FDA approved drug for second-line treatment of NSCLC which demonstrated response rates of between 6% and 11% in Phase 3 trials. The primary side effect of PDX was stomatitis (mouth sores). No clinically significant myelosuppression occurred.

        A Phase 1 trial of PDX in combination with docetaxel in NSCLC patients is currently being conducted at MSKCC. We intend to initiate a confirmatory multi-center study of PDX in patients with refractory NSCLC patients in the first half of 2004.

PDX in the treatment of Non-Hodgkin's Lymphoma (NHL)

        The incidence of NHL has increased significantly over the last 25 years and is currently growing at greater than 2% per year. Patients with indolent or low-grade NHL typically have long survival rates of 8-10 years, yet the disease is considered incurable. Intermediate and high-grade lymphomas are much more aggressive and result in shorter median survival times; however, patients with these malignancies can be cured in 50% to 60% of cases.

        Standard chemotherapy for NHL involves an initial combination of cyclophosphamide, doxorubicin, vincristine and prednisone (CHOP). Recently, Rituxan® has been added to this combination and increased response rates to nearly 100%. Even so, about 40% of patients will eventually relapse and are candidates for salvage chemotherapy.

        A Phase 1/2 single-agent study of PDX in patients with NHL is currently being conducted at MSKCC.

Manufacturing

        We have entered into arrangements with two third party manufacturers to produce bulk drug substance and formulated drug product for use in our clinical development programs.

Intellectual Property

        We believe that patent protection and trade secret protection are important to our business and that our future success will depend, in part, on our ability to maintain our technology licenses, maintain trade secret protection, obtain and maintain patents and operate without infringing the proprietary rights of others both in the United States and abroad. We believe that obtaining patents in countries other than the United States may, in some cases, be more difficult than obtaining United States patents because of differences in patent laws. In addition, the protection provided by non-United States patents may be weaker than that provided by United States patents.

        In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of confidential information. The agreements also oblige our employees, consultants, advisors and collaborators to assign to us ideas, developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, will prevent disclosure, or will protect our proprietary information or intellectual property, or that others will not independently develop substantially equivalent proprietary information or intellectual property.

        The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with those being developed by us. Therefore, our product candidates may give rise to claims that they infringe the patents or proprietary rights of other parties now and in the future. Furthermore, to the extent that we, or our consultants or research collaborators, use intellectual property owned by others in work performed for us, disputes may also arise as to the rights in such intellectual property or in related or resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties. A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that we are prevented from the development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending ourselves in legal proceedings instituted before the United States Patent and Trademark Office or in a suit brought against us by a private party based on such patents or proprietary rights, or in a suit by us asserting our patent or proprietary rights against another party, even if the outcome is not adverse to us.

RSR13

        Under a 1994 agreement with the Center for Innovative Technology, or CIT, we have obtained exclusive worldwide rights to 17 United States patents, a European patent which has been validated in the United Kingdom, France, Italy, and Germany, one pending patent application in Canada, one issued patent in Canada, two issued patents in Japan, and two pending patent applications which have been approved in Europe. Pursuant to this agreement, we have agreed to sponsor research at Virginia Commonwealth University, or VCU, relating to allosteric hemoglobin modifier compounds, and are entitled to an exclusive worldwide license of any technology developed in connection with such research. We will be required to pay a quarterly royalty based on percentages, as defined in the agreement, of either net revenues arising from sales of products produced in Virginia or net revenues from sales of products produced outside Virginia. This agreement was assigned by CIT to the Virginia Commonwealth University Intellectual Property Foundation, or VCUIPF, in 1997. Under the agreement, we have the right to grant sublicenses, for which we must also pay royalties to VCUIPF for products produced by the sublicensees. VCUIPF has the primary responsibility to file, prosecute, and maintain intellectual property protection, but we have agreed to reimburse costs incurred by VCUIPF after July 1, 1993 related to obtaining and maintaining intellectual property protection. Also, pursuant to the agreement, we will pay VCUIPF a running royalty of 1-1.25% of our worldwide net revenue arising from the sale, lease or other commercialization of the allosteric hemoglobin modifier compounds. This agreement terminates on the date the last United States patent licensed to us under the agreement expires, which is October 2016.

        The licensed patents, which expire at various times between February 2010 and October 2016, contain claims covering methods of allosterically modifying hemoglobin with RSR13 and other compounds, the site within hemoglobin where RSR13 binds, and certain clinical applications of RSR13 and other allosteric hemoglobin modifier compounds, including, among others:

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  storing blood;

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  restoring the oxygen affinity of red blood cells;

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  treating carbon monoxide exposure;

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  treating cancerous tumors;

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  treating ischemia or oxygen deprivation;

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  treating stroke or cerebral ischemia;

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  treating surgical blood loss;

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  performing cardiopulmonary bypass surgery; and

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  treating hypoxia.

        We are co-owners, along with VCUIPF, of a patent family directed to chiral allosteric hemoglobin modifier compounds. This family includes one issued United States patent, one pending United States patent application, and pending applications in Japan, Canada, Europe, and Australia.

        We exclusively own two patent families with pending applications directed to a formulation of RSR13 and to methods of use of RSR13 in BOLD MRI applications. The formulation application is pending in the United States, and an international patent application is also pending. BOLD MRI patent applications are pending in the United States, Canada, and Europe.

        Under a separate agreement with VCUIPF, we have rights to acquire an exclusive worldwide license to any technology that is developed using research funding provided by us to VCU under a Sponsored Research Agreement. This agreement allows us to access VCU's drug discovery capabilities without having to develop comparable in-house research and development capabilities. We have the option to acquire a license for six months from the date any developed technology is disclosed to us. To exercise our option, we must provide notification to VCUIPF and assume responsibility for all legal expenses for securing intellectual property protection for technology developed under the Sponsored Research Agreement. We have the exclusive right to sublicense any technology to third parties and affiliates. We are required to pay VCUIPF a running royalty on our worldwide net revenue arising from commercialization of the technology developed. We have exercised our option on one technology under this agreement, which pertains to allosteric inhibitors and activators of red blood cell kinase. We may terminate this agreement without cause by giving VCUIPF ninety days written notice. VCUIPF may terminate this agreement upon certain payment and reporting breaches by us. Either party may terminate this agreement for certain uncured breaches.

PDX

        Under a December 2002 license agreement with MSKCC, SRI International and Southern Research Institute, we have obtained exclusive worldwide rights to three United States patents and to develop and market any product derived from any formulation of PDX in connection with all diagnostic and therapeutic uses, including human and veterinary diseases. We will make certain cash payments to the licensor upon the earlier of achievement of certain development milestones or the passage of certain time periods, and will pay the licensor a royalty based on a percentage of net revenues arising from sales of the product or sublicense revenues arising from sublicensing the product, if and when such sales or sublicenses occur.

Competition

        The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are developing cancer drugs similar to ours. There are products on the market that will compete directly with the products that we are developing. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies. These companies and institutions also compete with us in recruiting qualified scientific personnel. Many of our competitors have substantially greater financial, research and development, human and other resources than do we. Furthermore, large pharmaceutical companies have significantly more experience than we do in preclinical testing, human clinical trials and regulatory approval procedures.

        Our competitors may:

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  develop safer and more effective products;

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  obtain patent protection or intellectual property rights that limit our ability to commercialize products; and/or

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  commercialize products earlier than us.

        We expect technology developments in our industry to continue to occur at a rapid pace. Commercial developments by our competitors may render some or all of our potential products obsolete or non-competitive, which would have a material adverse effect on our business and financial condition.

Government Regulation

FDA Regulation and Product Approval

        The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates.

        The process required by the FDA before our product candidates may be marketed in the United States generally involves the following:

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  preclinical laboratory and animal tests;

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  submission to the FDA of an Investigational New Drug, or IND application, which must become effective before clinical trials may begin;

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  adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use; and

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  submission to the FDA of a New Drug Application, or NDA, that must be approved.

        The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.

        Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND application, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after the FDA acknowledges that the filing is complete, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Further, an independent Institutional Review Board at each medical center proposing to conduct the clinical trials must review and approve any clinical study.

        Human clinical trials are typically conducted in three sequential phases, which may overlap:

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  PHASE 1: The drug is initially administered into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

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  PHASE 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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  PHASE 3: When Phase 2 evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

        In the case of product candidates for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase 2 trials and thus these trials are frequently referred to as Phase 1b trials.

        We cannot be certain that we will successfully complete Phase 1, Phase 2 or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Boards or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a NDA for approval of the marketing and commercial shipment of the product candidate. The FDA may deny a NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products, which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

        In November 1997, the Food and Drug Administration Modernization Act was signed into law. That act codified the FDA's policy of granting "Fast Track" approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases. Previously, the FDA approved cancer therapies primarily based on patient survival rates and/or data on improved quality of life. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals; however, the effect, if any, that these new provisions may actually have on product approvals is uncertain. In November 2000, we announced that the FDA had designated RSR13 a Fast Track Product for the treatment of brain metastases.

        Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product candidate. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our product candidates on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our product candidates abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

        Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practices and other FDA regulatory requirements.

        The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

        Our product candidates and we are also subject to a variety of state laws and regulations in those states or localities where such product candidates may be marketed. Any applicable state or local regulations may hinder our ability to market our product candidates in those states or localities.

        The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations, which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation, which might arise from future legislative or administrative action, either in the United States or abroad.

Foreign Regulation and Product Approval

        Outside the United States, our ability to market a product candidate is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

Other Regulations

        We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Employees

        As of December 17, 2003, we had a total of 56 full-time employees and 4 part-time employees. Of those, 42 are engaged in clinical development, regulatory affairs, biostatistics, manufacturing and pre-clinical development. The remaining 18 are involved in marketing, corporate development, finance, administration and operations. We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock could decline, and you may lose all or part of your investment.

        We have a history of net losses and an accumulated deficit, and we may never achieve or maintain revenue or profitability in the future.

        We have never generated revenue from product sales, and we have experienced net losses since we began operations in 1994. To date, we have financed our operations primarily through the private sale of securities and our initial public offering of common stock in March 2000. For the nine months ended September 30, 2003 we had a net loss of $23.9 million and for the years ended December 31, 2002 and 2001, we had net losses of $25.8 million and $20.1 million, respectively. As of September 30, 2003, we had an accumulated deficit of approximately $136.5 million. We have incurred these losses principally from costs incurred in our research and development programs and from our general and administrative costs. We may continue to incur net losses for at least the next several years. The presence and size of these potential net losses will depend, in large part, on if and when we receive regulatory approval in the United States or Europe to market RSR13 as an adjunct to radiation therapy for the treatment of brain metastases from breast cancer. Our ability to generate revenue and achieve profitability is dependent on our ability, alone or with partners, to successfully complete the development of our product candidates, conduct clinical trials, obtain the necessary regulatory approvals, and manufacture and market our product candidates. We may never generate revenue from product sales or become profitable.

        Our product candidates are in various stages of development and may never be fully developed in a manner suitable for commercialization. If we do not develop commercially successful products, our ability to generate revenue will be limited.

        We currently have no products that are approved for commercial sale. All of our product candidates are in various stages of development, and significant research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals. Most of our efforts and expenditures over the next few years will be devoted to RSR13. Accordingly, our future prospects are substantially dependent on obtaining regulatory approval in the United States or Europe to market RSR13 as an adjunct to radiation therapy for the treatment of brain metastases from breast cancer. Neither RSR13 nor PDX is expected to be commercially available for other indications until at least 2007. If we are unable to successfully commercialize our product candidates, we will be unable to generate any revenue from product sales and will incur continued losses. We may not be able to continue as a going concern if we are unable to generate meaningful amounts of revenue to support our operations or cannot otherwise raise the necessary funds to support our operations.

        The FDA may not approve our NDA to market RSR13 as an adjunct to radiation therapy for the treatment of brain metastases from breast cancer.

        On April 23, 2003, we announced the preliminary results of our pivotal Phase 3 trial of RSR13 in patients with brain metastases in which the survival benefit observed did not reach statistical significance in either of the pre-specified intent-to-treat groups. However, the results demonstrated a statistically significant survival benefit in patients with brain metastases originating from breast cancer. Based on these findings, in December 2003, we submitted our NDA to the FDA for approval to market RSR as an adjunct to radiation therapy for the treatment of brain metastases from breast cancer. Patients with brain metastases originating from breast cancer represent a subset of patients that was not prospectively defined as an intent-to-treat subgroup in the Phase 3 trial. To our knowledge, the FDA has never approved a drug for marketing based upon an analysis of a subset of patients that was not prospectively defined as an intent-to-treat subgroup. As a result, there can be no assurance that the FDA will approve RSR13 for marketing based on our NDA submission. If the FDA does not approve RSR13 for marketing or requires us to conduct an additional trial using RSR13 for patients with brain metastases from breast cancer, we would incur substantial additional costs and our ability to commercialize RSR13 would be substantially delayed. Any delay in or failure to receive regulatory approval to market RSR13 for the treatment of brain metastases from breast cancer would have a material adverse effect on our business, financial condition and future prospects.

        We cannot predict when or if we will obtain regulatory approval to commercialize our product candidates.

        A pharmaceutical product cannot be marketed in the United States or most other countries until it has completed a rigorous and extensive regulatory approval process. If we fail to obtain regulatory approval to market our product candidates, we will be unable to sell our products and generate revenue, which would jeopardize our ability to continue operating our business. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. We may not obtain regulatory approval for any product candidates we develop, including RSR13, or we may not obtain regulatory review of such product candidates in a timely manner.

        We will not be able to obtain regulatory approval to commercialize our product candidates if we fail to adequately demonstrate their safety and efficacy.

        Product candidates developed by us, alone or with others, may not prove to be safe and efficacious in clinical trials and may not meet all of the applicable regulatory requirements needed to receive regulatory approval. To demonstrate safety and efficacy, we must conduct significant research, animal testing, referred to as preclinical testing, and human testing, referred to as clinical trials, for our product candidates. Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances, and the FDA can request that we conduct additional trials. If we have to conduct additional clinical trials, whether for RSR13, PDX or any future product candidate, it would significantly increase our expenses and delay marketing of our product candidates.

        Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and review.

        Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the promotion and marketing of our products. In addition, we or our third-party manufacturers will be required to adhere to regulations setting forth current good manufacturing practices. These regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. Furthermore, we or our third-party manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval and will be subject to periodic inspection by these regulatory authorities. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of financial or other resources to address. If we or our third-party manufacturers fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

        If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop our product candidates.

        We expect that significant additional financing will be required in the future to continue our research and development efforts and to commercialize our product candidates. Depending upon the outcome of our NDA filing with the FDA to market RSR13 as an adjunct to radiation therapy for the treatment of brain metastases from breast cancer, we may incur large cash expenditures associated with the commercialization of RSR13. Expenditures associated with developing a commercial organization and pre-launch marketing activities will require additional capital that we may not be able to raise. If adequate funds are not available to us, we will be required to delay, reduce the scope of or eliminate one or more of our development programs and our business and future prospects for revenue and profitability may be harmed. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and preclinical and clinical trial activities. We may raise this financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. Our future liquidity and capital requirements will depend on many factors, including the outcome of our NDA filing, costs associated with the commercialization of RSR13, if approved for marketing, our evaluation of, and decisions with respect to, our strategic alternatives, and costs associated with securing in-license opportunities, purchasing product candidates and conducting pre-clinical research and clinical development of those product candidates, among other factors.

        To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

        We may experience delays in our clinical trials that could adversely affect our financial position and our commercial prospects.

        We do not know whether planned clinical trials will begin on time or whether any of our clinical trials will be completed on schedule or at all. Our product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, our ability to generate revenue from product sales will be correspondingly delayed, and we may have insufficient capital resources to support our operations. Even if we do have sufficient capital resources, our ability to become profitable will be delayed. We typically rely on third-party clinical investigators at medical institutions to conduct our clinical trials and we occasionally rely on other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control.

        We may be required to suspend, repeat or terminate our clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

        Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices and are subject to oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under the FDA's Good Manufacturing Requirements, and may require large numbers of test subjects. Clinical trials may be suspended by the FDA or us at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

        Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or terminated. In addition, failure to construct clinical trial protocols to screen patients for risk profile factors relevant to the trial for purposes of segregating patients into the patient populations treated with the drug being tested and the control group could result in either group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

        If we are unable to effectively protect our intellectual property, we would be unable to prevent third parties from using our technology, which would impair our competitiveness and ability to commercialize our product candidates. In addition, enforcing our proprietary rights may be expensive and result in increased losses.

        Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products, both in the United States and in other countries. We rely on patents to protect a large part of our intellectual property and our competitive position. Any patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. In addition, it is possible that no patents will issue on any of our licensed patent applications. It is possible that the claims in patents that have been issued or licensed to us or that may be issued or licensed to us in the future will not be sufficiently broad to protect our intellectual property or that the patents will not provide protection against competitive products or otherwise be commercially valuable. Failure to obtain and maintain adequate patent protection for our intellectual property would impair our ability to be commercially competitive.

        Our commercial success will also depend in part on our ability to commercialize our product candidates without infringing patents or other proprietary rights of others or breaching the licenses granted to us. We may not be able to obtain a license to third-party technology that we may require to conduct our business or, if obtainable, we may not be able to license such technology at a reasonable cost. If we fail to obtain a license to any technology that we may require to commercialize our technologies or product candidates, or fail to obtain a license at a reasonable cost, we will be unable to commercialize the affected product or to commercialize it at a price that will allow us to become profitable.

        In addition to patent protection, we also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through confidentiality agreements with our collaborators, employees and consultants. Our employees and consultants are required to enter into confidentiality agreements with us. We also have entered into non-disclosure agreements, which are intended to protect our confidential information delivered to third parties for research and other purposes. However, these agreements could be breached and we may not have adequate remedies for any breach, or our trade secrets and proprietary know-how could otherwise become known or be independently discovered by others.

        Furthermore, as with any pharmaceutical company, our patent and other proprietary rights are subject to uncertainty. Our patent rights related to our product candidates might conflict with current or future patents and other proprietary rights of others. For the same reasons, the products of others could infringe our patents or other proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial costs to us, may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our future products. We are not currently a party to any infringement claims.

        We do not have manufacturing expertise or capabilities and are dependent on third parties to fulfill our manufacturing needs, which could result in the delay of clinical trials, regulatory approval and product introductions.

        We are dependent on third parties for the manufacture and storage of our product candidates for clinical trials and, if approved, for commercial sale. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support commercial requirements for our product candidates, if approved.

        We have entered into arrangements with two contract manufacturers for the supply of RSR13 bulk drug substance, and a third contract manufacturer for the supply of RSR13 formulated drug product. In December 2003, we entered into a long-term development and supply agreement with Baxter Healthcare for commercial manufacture of formulated drug product and development of a flexible container. These manufacturers are currently our only source for the production and formulation of RSR13. To date, these contract manufacturers have produced only small quantities of RSR13 relative to those needed for commercialization.

        Even if we obtain approval to market RSR13 in one or more indications, our current or future manufacturers may be unable to scale production when necessary to enable commercial launch or accurately and reliably manufacture commercial quantities of RSR13 at reasonable costs, on a timely basis and in compliance with the FDA's current Good Manufacturing Practices. If our current or future contract manufacturers fail in any of these respects, our ability to timely complete our clinical trials, obtain required regulatory approvals and successfully commercialize RSR13 will be materially and adversely affected.

        Our reliance on contract manufacturers exposes us to additional risks, including:

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  delays in scale-up to quantities needed for clinical trails or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

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  our current and future manufacturers are subject to ongoing, periodic, unannounced inspections by the FDA and corresponding state and international regulatory authorities for compliance with strictly enforced current Good Manufacturing Practice regulations and similar foreign standards, and we do not have control over our contract manufacturer's compliance with these regulations and standards;

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  our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products from us;

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  if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for, the production of our products;

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  our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demands; and

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  we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

        Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products.

        Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will limit our ability to generate revenue and become profitable.

        Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

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  the receipt of regulatory approval for the uses that we are studying;

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  the establishment and demonstration in the medical community of the safety and efficacy of our products and their potential advantages over existing and newly developed therapeutic products;

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  ease of use of our products;

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  pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators; and

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  the effectiveness of our sales and marketing efforts.

        Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

        If we are unable to develop adequate sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, we will not be able to commercialize our products effectively.

        In order to commercialize any products, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. We may attempt to build such a sales and marketing organization on our own or with the assistance of a contract sales organization. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

        If our competitors develop and market products that are more effective than ours, our commercial opportunity will be reduced or eliminated.

        Even if we obtain the necessary governmental approvals to market RSR13 or other product candidates, our commercial opportunity will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates. Our potential competitors include large fully integrated pharmaceutical companies and more established biotechnology companies, both of which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Academic institutions, government agencies, and other public and private research organizations conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing. It is possible that competitors will succeed in developing technologies that are more effective than those being developed by us or that would render our technology obsolete or noncompetitive.

        If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        The testing and marketing of pharmaceutical products entail an inherent risk of product liability. Product liability claims might be brought against us by consumers, health care providers or by pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage for our human clinical trials. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing.

        Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our research and development efforts.

        We are a small company with less than 60 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled clinical development personnel. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships. If we fail to negotiate additional acceptable collaborations with academic institutions and scientists, or if our existing academic collaborations were to be unsuccessful, our product development programs may be delayed.

        We cannot guarantee that we will be in compliance with all applicable regulations.

        The development, manufacturing, pricing, sales and reimbursement of our products, together with our general obligations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. We are a relatively small company with less than 60 employees. We also have significantly fewer employees than many other companies that have the same or fewer product candidates in late stage clinical development and we rely heavily on third parties to conduct many important functions. Further, as a publicly-traded company, we are subject to significant additional regulations, some of which have either only recently been adopted or are currently proposals subject to change. We cannot assure that we are or will be in compliance with all potentially applicable regulations. If we fail to comply with any of these regulations we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

        The market price for our common stock may be highly volatile.

        The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  actual or anticipated results of our clinical trials;

  •
  actual or anticipated regulatory approvals or non-approvals of our product candidates or of competing product candidates;

  •
  changes in laws or regulations applicable to our product candidates;

  •
  changes in the expected or actual timing of our development programs;

  •
  actual or anticipated variations in quarterly operating results;

  •
  announcements of technological innovations by us or our competitors;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  conditions or trends in the biotechnology and pharmaceutical industries;

  •
  changes in the market valuations of similar companies;

  •
  announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

  •
  developments concerning any research and development, manufacturing, and marketing collaborations;

  •
  sales of large blocks of our common stock;

  •
  sales of our common stock by our executive officers, directors and five percent stockholders; and

  •
  economic and other external factors, including disasters or crises.

        In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

        Anti-takeover provisions in our charter documents and under Delaware law could discourage, delay or prevent an acquisition of us, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

  •
  prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  eliminating the ability of stockholders to call a special meeting of stockholders; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

        We have adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

        In May 2003, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition of us that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 15% or more of our outstanding common stock or 10 business days after announcement of a tender or exchange offer for 15% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 15% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these forward-looking statements by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. Specifically, this prospectus contains forward-looking statements regarding:

  •
  our intention to seek regulatory approvals in the United States and Europe for RSR13 and to undertake commercialization efforts if any such regulatory approvals are obtained;

  •
  our plans to continue development of our current product candidates, including RSR13 and PDX, and to conduct clinical trials of RSR13 and PDX for the treatment of certain indications;

  •
  the potential for RSR13 to enhance the efficacy of standard radiation therapy and certain chemotherapeutic drugs;

  •
  the ability of RSR13 to improve existing cancer treatments and treat many diseases and clinical conditions attributed to or aggravated by oxygen deprivation;

  •
  any plans to develop sales and marketing capabilities, either internally or through contract relationships or strategic collaborations;

  •
  any plans to secure additional third-party manufacturing arrangements;

  •
  our intention to evaluate the in-licensing or purchase of complimentary products to enhance our oncology portfolio; and

  •
  our intention to seek corporate partners to jointly develop RSR13 for treating other indications outside oncology.

        Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

  •
  the inability to obtain regulatory approvals in the United States or Europe for RSR13 or delays in such approvals;

  •
  difficulties or delays we may experience in the conduct of clinical trials and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

  •
  the ability of our third party collaborators to satisfactorily perform their functions relating to research and development activities and the manufacture of our product candidates;

  •
  difficulties we may experience in developing and commercializing our small molecule drugs, especially RSR13 as our lead clinical candidate, to address the treatment of cancer and other indications outside oncology;

  •
  difficulties we may experience in identifying, licensing or purchasing complimentary products for our oncology portfolio;

  •
  difficulties we may experience in identifying and successfully collaborating with appropriate corporate partners;

  •
  the effect of capital market conditions and other factors on capital availability; and

  •
  other factors referenced in this prospectus.

        Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks and uncertainties that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You should also consider carefully the risk factors described on pages 16 through 24 of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us as of the date hereof and we undertake no obligation to revise any forward-looking statements in order to reflect any subsequent events or circumstances. Forward-looking statements not specifically described above also may be found in these and other sections of this prospectus.

USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of these shares by the selling stockholders.

SELLING STOCKHOLDERS

        We are registering the shares covered by this prospectus on behalf of the selling stockholders named in the table below. On November 20, 2003, we entered into a Securities Purchase Agreement with the selling stockholders, pursuant to which we sold an aggregate of 5,172,412 shares of our common stock and issued warrants to purchase up to 1,706,893 shares of our common stock in a private placement transaction. This prospectus covers the offer and sale by the selling stockholders of up the total number of shares of common stock issued to the selling stockholders pursuant to the Securities Purchase Agreement plus the total number of shares of common stock issuable upon exercise of the warrants issued to the selling stockholders pursuant to the Securities Purchase Agreement. We have registered the shares to permit each of the selling stockholders and their permitted transferees or other successors-in-interest that receive their shares from each selling stockholder after the date of this prospectus to resell the shares from time to time in the manner contemplated under the "Plan of Distribution." The warrants issued to the purchasers in the private placement are exercisable at any time in whole or in part beginning May 20, 2004 and ending November 20, 2007 at an exercise price of $3.14 per share.

        The table below presents information regarding the selling stockholders and the shares of common stock that they may offer and sell from time to time under this prospectus. The selling stockholders may sell some, all or none of their shares under this prospectus. Pursuant to Rule 416 under the Securities Act, this prospectus also covers any additional shares of our common stock which becomes issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

        The table below is based in part on information provided to us by each respective selling stockholder. The applicable percentages of ownership are based on an aggregate of 31,087,004 shares of our common stock issued and outstanding as of December 16, 2003. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

Selling Stockholders	Shares Owned Prior to Offering Number	Warrants Owned Prior to Offering Number	Ownership Percentage Prior to Offering(1) Percent	Number of Shares Being Offered	Number of Warrant Shares Being Offered	Shares Owned After Offering(2) Number	Warrants Owned After Offering(3) Number	Ownership Percentage After Offering(1) Percent
Biomedical Value Fund, L.P.(4)	431,034	142,241	1.8%	431,034	142,241	0	0	*
RAM Trading, Ltd.(4)	2,155,172	711,206	9.0	2,155,172	711,206	0	0	*
Deephaven Small Cap Growth Fund, LLC(4)	750,000	247,500	3.2	750,000	247,500	0	0	*
SF Capital Partners Ltd.(4)	754,310	248,922	3.2	754,310	248,922	0	0	*
MPM BioEquities Master Fund, L.P.(4)	494,661	163,238	2.1	494,661	163,238	0	0	*
MPM BioEquities Fund GmbH & Co. KG(4)	5,339	1,761	*	5,339	1,761	0	0	*
Capital Ventures International(4)	261,896	86,425	1.1	261,896	86,425	0	0	*
Castle Creek Healthcare Partners LLC(4)	100,000	33,000	*	100,000	33,000	0	0	*
UBS O'Connor LLC f/b/o PIPES Corporate Strategies Ltd.(4)	220,000	72,600	*	220,000	72,600	0	0	*

*
Less than 1%.

(1)
In calculating the ownership percentage for each selling stockholder, the shares of common stock issuable upon exercise of warrants owned by such selling stockholder are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.

(2)
Assumes the sale of all shares of common stock that may be offered under this prospectus.

(3)
Assumes the sale of all shares of common stock issuable upon the exercise of warrants that may be offered under this prospectus.

(4)
Includes limited partners, pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer.

        We agreed to register all of the above referenced shares of common stock for resale in connection with the terms and conditions of the private placement transaction. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel and independent public accountants in connection with this offering, but the selling stockholders will pay any underwriting discounts, selling commissions and similar expenses relating to their respective sales of the shares.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

        The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  on the Nasdaq National Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

  •
  through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

  •
  an exchange distribution in accordance with the rules of an exchange;

  •
  through agents; and

  •
  in public or privately negotiated transactions.

        In connection with distributions of the shares or otherwise, the selling stockholders may:

  •
  enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

  •
  sell the shares short and redeliver the shares to close out such short positions;

  •
  enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

  •
  pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

        In addition to the foregoing methods, the selling stockholders may offer their share from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledge, secured party or other successors in interest of the selling stockholder under this prospectus.

        The selling stockholders may also sell its shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations.

        Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

        In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, to the extent required by the Securities Act, we will distribute a prospectus supplement that will set forth:

  •
  the number of shares being offered;

  •
  the terms of the offering, including the name of any selling stockholder, underwriter, broker, dealer or agent;

  •
  the purchase price paid by any underwriter;

  •
  any discount, commission and other underwriter compensation;

  •
  any discount, commission or concession allowed or reallowed or paid to any dealer;

  •
  the proposed selling price to the public; and

  •
  other facts material to the transaction.

        We are bearing all costs relating to the registration of the shares. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder selling such shares. We have agreed to indemnify each selling stockholder and certain other persons, and each selling stockholder has agreed to indemnify us and certain other persons, against specified liabilities, including liabilities arising under the Securities Act.

        We have agreed to maintain the effectiveness of this registration statement until the earlier of (i) such time as all the shares have been sold by the selling stockholder, (ii) such time as all of the shares may be sold pursuant to Rule 144(k) under the Securities Act, or (iii) the third anniversary of the closing date of the private placement.

WHERE YOU CAN FIND MORE INFORMATION

        You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock the selling stockholders are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding our company and the common stock being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information filed with the SEC, at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

  1.
  Our annual report on Form 10-K for the year ended December 31, 2002;

  2.
  Our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

  3.
  All other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2002; and

  4.
  The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on March 6, 2000.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Allos Therapeutics, Inc., Attention: Chief Executive Officer, 11080 CirclePoint Road, Suite 200, Westminster, Colorado 80020, telephone: (303) 426-6262.

LEGAL MATTERS

        The validity of the common stock being offered hereby will be passed upon by Cooley Godward LLP, Broomfield, Colorado.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should rely only on the information provided or incorporated by reference in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

Allos Therapeutics, Inc.

5,172,412 Shares of Common Stock
1,706,893 Shares of Common Stock Issuable Upon Exercise Of Warrants

PROSPECTUS

January 13, 2004